AMENDMENT NO. 2 TO
AMENDED EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

AMENDMENT NO. 2 made as of the 2nd day of November 2017 to the Amended Expense Limitation and Reimbursement Agreement dated July 25, 2013, as further amended June 15, 2015 (the “Agreement”), between Aspiriant Trust (the “Trust”) and Aspiriant, LLC (“Aspiriant”).

WHEREAS, the parties desire to amend the Agreement to revise Schedule A thereto to reflect reductions in the expense limitations;

NOW, THEREFORE, the parties hereto agree to amend the Agreement by deleting the existing Schedule A in its entirety and replacing it with the following:

SCHEDULE A

Fund	Expense Limitation (as a percentage of average daily net assets)
Aspiriant Risk-Managed Equity Allocation Fund
Advisor Shares	0.65%
Institutional Shares	0.90%

Aspiriant Risk-Managed Municipal Bond Fund	0.65%

AGREED AND ACCEPTED:

Aspiriant Trust

By:	/s/ Robert J. Francais
Robert J. Francais
President

Aspiriant, LLC

By:	/s/ John Allen
John Allen
Chief Investment Officer